AVINO SILVER & GOLD MINES LTD.
400 - 455 Granville Street
Vancouver, BC V6C 1T1
Phone (604) 682-3701
Fax (604) 682-3600

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

AVINO SILVER & GOLD MINES LTD. Balance Sheet (Unaudited - Prepared by Management)
	July 31, 2004	January 31, 2004
	$	$
Assets
Cash	2,953,680	2,832,457
Accounts receivable and prepaid expenses	16,006	31,988
Due from related parties (Note 4)	2,884	2,884
	2,972,570	2,867,329
Property, plant and equipment	3,428	4,033
Mineral properties interests (Note 2)	286,525	224,101
Investment in Cia Minera Mexicana de Avino, S.A. de C.V.	1	1
Investments in related companies	427,084	427,084
	3,689,608	3,522,548

Liabilities

Accounts payable and accrued liabilities	130,914	45,482
Due to related parties (Note 4)	263,577	260,228

	394,491	305,710

Shareholders equity

Share capital (Note 3)	16,997,930	16,574,340

Contributed surplus	246,123	184,967

Treasury shares	(101,869)	(101,869)

Deficit	(13,847,067)	(13,440,600)

	3,295,117	3,216,838

	3,689,608	3,522,548
On behalf of the Board

"Louis Wolfin" Director

"David Wolfin" Director

See the accompanying notes to the financial statements.

Avino Silver & Gold Mines Ltd.
Statement of Operations and Deficit
(Unaudited - Prepared by Management)

	Three months ended July 31,		Six Months ended July 31,
	2004	2003	2004	2003
	$	$	$	$
Revenue
Interest and other	5,850	-	18,422	64

Operating and administrative expenses
Amortization	303	-	605	-
Interest	65	-	65	312
General mineral exploration	-	11,618	-	14,560
Management and consulting fees	22,125	7,500	40,447	17,000
Office and miscellaneous	21,091	7,700	38,295	15,939
Professional fees	8,629	9,515	13,999	14,536
Regulatory and compliance	24,413	10,279	31,814	15,114
Salaries and benefits	2,511	4,102	16,974	13,178
Shareholder and investor relations	16,429	5,248	20,756	6,940
Stock-based compensation	30,578	-	61,156	-
Travel and entertainment	13,478	8,634	37,679	11,869
	(139,622)	(64,596)	(261,790)	(109,448)

Loss before the following:	(133,772)	(64,596)	(243,368)	(109,384)

Due diligence review of Cia Minera Mexicana
de Avino, S.A. de C.V.	(76,688)	-	(163,099)	-
Loss for the period	(210,460)	(64,596)	(406,467)	(109,384)

Deficit, beginning of period	(13,636,607)	(13,039,797)	(13,440,600)	(12,995,009)
Deficit, end of period	(13,847,067)	(13,104,393)	(13,847,067)	(13,104,393)

Loss per share	($0.02)	($0.01)	($0.04)	($0.01)

See the accompanying notes to the financial statements.

Avino Silver & Gold Mines Ltd.
Statement of Cash Flows
(Unaudited - Prepared by Management)

	Three Months Ended July 31,		Six Months ended July 31,
	2004	2003	2004	2003
	$	$	$	$
Cash provided by (used in):

Operating activities:
Loss for the period	(210,460)	(64,596)	(406,467)	(109,384)

Items not requiring cash in the period:
Amortization	303	-	605	-
Stock-based compensation	30,578	-	61,156	-

Net change in non-cash working capital balances:
Accounts receivable and prepaid expenses	14,653	145	15,982	(10,763)
Due from related parties	-	-	-	-
Accounts payable and accrued liabilities	(20,038)	(10,141)	85,432	(8,105)
Due to related parties	(6,125)	(7,069)	3,349	7,157

	(191,089)	(81,661)	(239,943)	(121,095)

Investing activities:
Mineral property expenditures	(7,387)	(287)	(62,424)	(723)

Financing activities:
Common shares	9,660	2,900	423,590	48,140
Share subscriptions received	-	420,000	-	420,000

	9,660	422,900	423,590	468,140

Increase (decrease) in cash in the period	(188,816)	340,952	121,223	346,322

Cash, beginning of period	3,142,496	28,474	2,832,457	23,104

Cash, end of period	2,953,680	369,426	2,953,680	369,426

See the accompanying notes to the financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
July 31, 2004
Page

1. Basis of Presentation

These unaudited financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended January 31, 2004.

2. Mineral Property Interests

Mineral properties interests are recorded as follows:

Balance, January 31, 2004		$224,101
Expenditures in the period:
Olympic-Kelvin Property
Drilling	$37,341
Geological	17,486
Field Supplies and Other	7,597	$62,424

Balance, July 31, 2004		$286,525

3. Share Capital

(a) Authorized: 100,000,000 common shares without par value

(b) Issued:

	2004		2003
	Number of shares	Amount	Number of shares	Amount

Balance, January 31	9,869,775	$16,574,340	6,188,525	$13,346,387
Exercise of warrants	491,500	255,580
Exercise of options	117,000	152,000	83,000	48,140
Balance, April 30	10,498,275	16,981,920	6,271,525	$13,394,527
Exercise of warrants	10,500	5,460	-
Prior year’s share subscriptions received		10,550
Balance, July 31	10,508,775	$16,997,930	6,271,525	$13,394,527

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
July 31, 2004
Page

(c) Stock Options

Stock option transactions and the number of stock options outstanding are summarized as follows:

Number of shares subject to option

Balance, January 31, 2004	615,000
Exercised	(117,000)
Expired	(20,000)
Balance, April 30, 2004	478,000
Exercised	0
Expired	0
Balance, July 31, 2004	478,000

As at July 31, 2004, the following incentive stock options were outstanding:

Number of shares remaining subject to options at end of period	Exercise Price	Expiry Date
80,000	$0.58	October 23, 2005
398,000	$1.20	October 21, 2008
478,000

(d) Share Purchase Warrants

Share Purchase Warrant transactions and the number of warrants outstanding are summarized as follows:

No. of Underlying Shares

Balance, January 31, 2004	2,940,250
Exercised	(491,500)
Expired	0
Balance, April 30, 2004	2,448,750
Exercised	(10,500)
Expired	0
Balance, July 31, 2004	2,438,250

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
July 31, 2004
Page

As at July 31, 2004, the following share purchase warrants were outstanding:

2004
No. of Underlying Shares	Exercise Price	Expiry Date

323,000	$0.52	August 14, 2004
2,115,250	$1.58	December 19, 2005
2,438,250

4. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

(a)	During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i)	$31,550 for administrative expenses to a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)  $30,000 to a private company controlled by a Director for Management fees.

(b)	$2,884 due from related parties consists of amounts due from a public company with a common director.

(c) Due to related parties consist of:

i)	$261,935 due to a private company as disclosed in 4.(a) i) above;

ii)	$1,642 due to a public company with common directors;